UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: November 19, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES CHIEF FINANCIAL OFFICER TRANSITION

Panama City, Republic of Panama, November 19, 2024 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) announced today that, after 34 years of a successful career at Bladex, Ana Graciela de Mendez, Executive Vice President and Chief Financial Officer, has decided to step down from her position, effective April 2025. Mrs. Mendez will continue to work closely with Bladex in the coming months to ensure an orderly and smooth transition of her duties to incoming EVP and CFO Annette van Hoorde.

“We’re grateful for Ana Graciela’s commitment and exceptional contributions, which have been instrumental to the growth and success of Bladex over the decades. Her leadership and tireless work have left an indelible mark on our organization”, said Jorge Salas, Chief Executive Officer of Bladex.

“After an extensive worldwide search with a top executive search firm to find a successor, where both internal and external candidates were evaluated, I’m pleased to announce that Annette van Hoorde, who currently serves as Senior Vice President of Funding and Asset-Liability Management of the Bank, has been selected to assume the role of CFO of Bladex.” Mr. Salas added.

Mrs. Mendez said, “I’m thankful for having had the opportunity to contribute to the growth of Bladex and to work alongside such talented and dedicated colleagues. I also want to express my full support for Annette in her new position. Annette is a brilliant dedicated professional, who I fully trust to take on the role and continue building on the foundations we have worked on over the years. I know that she, along with the entire team, will take Bladex to a new level.”

About Annette van Hoorde

Annette van Hoorde joined Bladex in August 2005, having served in different capacities throughout the years. In 2010, she became a member of the Treasury team as Assistant Vice President and was promoted to Senior Vice President of Funding and Asset-Liability Management of the Bank’s Treasury and Capital Markets Department in January of 2019.

Mrs. van Hoorde holds a Bachelor of Engineering (B.E.) degree in Industrial and Systems Engineering from Viginia Tech and has acquired vast experience in the financial sector, having previously worked at other leading financial institutions.

About Bladex

Bladex, a multinational bank originally established by the central banks of Latin American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex has been listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama